================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            U.S. ENERGY SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   902 951 102
                                 (CUSIP Number)

                               Mr. Wayne A. Harris
                                 Senior Counsel
                             Cinergy Services, Inc.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-287-3020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2001
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

================================================================================


------------------------------------------------                      --------------------------------------------
CUSIP No. 902951102                                      13D                         Page 2 of 13 Pages
------------------------------------------------                      --------------------------------------------
------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CINERGY ENERGY SOLUTIONS, INC., 139 EAST FOURTH STREET, CINCINNATI, OHIO  45202

------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]
          NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          AF

------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

--------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
       NUMBER OF                           1,967,000 SHARES

         SHARES          -------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
     BENEFICIALLY                          NOT APPLICABLE

        OWNED BY         -------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
          EACH                             1,967,000 SHARES

       REPORTING         -------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
      PERSON WITH                          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,967,000 SHARES

------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

          NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0%

------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------------------------------------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 902951102                                      13D                         Page 3 of 13 Pages
------------------------------------------------                      ----------------------------------------------
--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CINERGY SOLUTIONS, INC., 139 EAST FOURTH STREET, CINCINNATI, OHIO  45202

--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]
          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                         2,550,333 SHARES

         SHARES          -------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
     BENEFICIALLY                        NOT APPLICABLE

        OWNED BY         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
          EACH                           2,550,333 SHARES

       REPORTING         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
      PERSON WITH                        NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,550,333 SHARES; CINERGY ENERGY SOLUTIONS, INC. IS A WHOLLY OWNED SUBSIDIARY OF CINERGY SOLUTIONS, INC.
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         |_|

          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.6%

--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO

--------------------------------------------------------------------------------------------------------------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 902951102                                      13D                         Page 4 of 13 Pages
------------------------------------------------                      ----------------------------------------------
--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CINERGY CORP., 139 EAST FOURTH STREET, CINCINNATI, OHIO  45202

--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]

          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                         2,550,333 SHARES

         SHARES          -------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
     BENEFICIALLY                        NOT APPLICABLE

        OWNED BY         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
          EACH                           2,550,333 SHARES

       REPORTING         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
      PERSON WITH                        NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,550,333 SHARES HELD INDIRECTLY THROUGH ITS INTERESTS IN ITS AFFILIATES, CINERGY ENERGY SOLUTIONS,
          INC., AND CINERGY SOLUTIONS, INC., BOTH WHOLLY OWNED INDIRECT SUBSIDIARIES OF CINERGY CORP.

--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

          NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.6%

--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO

--------------------------------------------------------------------------------------------------------------------

-------------------------------                   ------------------------------
CUSIP No. 902951102                  13D              Page 5 of 13 Pages
-------------------------------                   ------------------------------

ITEM 1.  SECURITY AND ISSUER.

Item 1. is amended to read as follows:

Title of Class of Securities: Common Stock, $0.01 par value per share
Name of Issuer: U.S. Energy Systems, Inc.
Address of Issuer's Principal Executive Offices: One North Lexington Avenue,
                                                 White Plains, NY 10601

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2. is amended to read as follows:

         This Schedule 13D is being filed by Cinergy Energy Solutions, Inc. ("Cinergy Energy"), Cinergy Solutions, Inc. ("Cinergy Solutions") and Cinergy Corp. ("Cinergy"), with Cinergy Energy, Cinergy Solutions and Cinergy being referred to sometimes hereinafter as the "Reporting Persons." This Amendment No. 1 to Schedule 13D dated May 14, 2001, amends and supplements the Schedule 13D dated October 23, 2000 and is filed to reflect information required under Rule 13d-2 under the Securities and Exchange Act, as amended, with respect to the beneficial ownership of the Reporting Persons. This Schedule 13D relates to the shares of Common Stock, $0.01 par value per share, of U.S. Energy Systems, Inc. ("U.S. Energy Systems"), a corporation incorporated under the laws of the State of Delaware, with its principal executive offices located at One North Lexington Avenue, White Plains, NY 10601.

         Cinergy is a corporation incorporated under the laws of the State of Delaware. Cinergy is a utility holding company which, along with its subsidiaries, is engaged primarily in the generation, transmission, distribution and sale of electricity and the sale and transportation of natural gas in Indiana, Kentucky and Ohio. Cinergy's Common Stock is listed for trading on the New York Stock Exchange. Cinergy's principal address and business address is 139 East Fourth Street, Cincinnati, Ohio 45202.

         Cinergy Energy is a corporation incorporated under the laws of the State of Delaware. Cinergy Energy is engaged primarily in cogeneration projects. Cinergy Energy's principal address and business address is 139 East Fourth Street, Cincinnati, Ohio 45202. Cinergy Energy is an indirect wholly-owned subsidiary of Cinergy and a direct subsidiary of Cinergy Solutions.

         Cinergy Solutions is a corporation incorporated under the laws of the State of Delaware. Cinergy Solutions is engaged primarily in cogeneration and energy outsourcing for industrial customers. Cinergy Solution's principal address and business address is 139 East Fourth Street, Cincinnati, Ohio 45202. Cinergy Solutions is an indirect wholly-owned subsidiary of Cinergy.

         The name, citizenship, present position with the Reporting Persons, present principal occupation and business address of each of the directors and executive officers of the Reporting Persons are set forth in Schedule A hereto, which exhibit is hereby incorporated by reference into this Schedule 13D. None of the persons listed in Schedule A has any direct or indirect interest in U.S. Energy Systems as of the date of this Schedule 13D.

         None of the Reporting Persons or the persons listed in Schedule A has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

------------------------------                  --------------------------------

CUSIP No. 902951102                 13D                      Page 6 of 13 Pages
------------------------------                  --------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3. is amended by adding the following paragraph:

         The total amount of funds used by Cinergy Energy to obtain an option to exchange its Class B common shares in Zahren Alternative Power Corporation ("Zapco") into 1,967,000 shares of Common Stock of U.S. Energy Systems is $11.5 million. Cinergy Energy obtained such funds from its affiliate, Cinergy Investments, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4. is amended so that all references therein to Cinergy Solutions shall include also Cinergy Energy.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5. Is amended to read as follows:

         (a) Cinergy Solutions owns 583,333 shares of the Common Stock of U.S. Energy Systems, Inc., representing approximately 7.6% of the outstanding shares of Common Stock of U.S. Energy Systems (calculated based upon 7,695,558 shares of Common Stock reported as outstanding as of December 31, 2000 as reported on April 4, 2001 by U.S. Energy Systems in its report on Form 10-KSB filed with the Securities and Exchange Commission for its fiscal year ended December 31, 2000). Cinergy does not directly own any shares of Common Stock of U.S. Energy Systems, but may be deemed to beneficially own the shares of Common Stock of U.S. Energy Systems held by Cinergy Solutions and the option to acquire 1,967,000 shares of the Common Stock of U.S. Energy Systems, Inc. in the event that Cinergy Energy exercises its option to exchange its shares of the Class B Common Stock of Zapco for shares of U.S. Energy Systems, Inc. Based upon 7,695,558 shares of Common Stock reported as outstanding on December 31, 2000 as reported on April 4, 2001 by U.S. Energy Systems, Inc. in its report on Form 10-KSB filed with the Securities and Exchange Commission for its fiscal year ended December 31, 2000, Cinergy Energy, if it exercised its option, could own approximately 20.0% of the outstanding shares of U.S. Energy Systems, Inc. None of the persons listed in Schedule A has any direct or indirect interest in U.S. Energy Systems, Inc. as of the date of this Schedule 13D.

         (b) Cinergy Energy has the sole power to exercise the option to exchange its shares of the Class B Common Stock of Zapco for shares of U.S. Energy Systems, Inc. Cinergy Solutions has the power to direct the vote and the indirect power to direct the exercise by Cinergy Energy of the option to exchange its shares of the Class B Common Stock of Zapco for shares of U.S. Energy Systems, Inc. through its direct interest in Cinergy Energy. Cinergy Solutions has the sole power to direct the vote and sole power to direct the disposition of all the shares of Common Stock of U.S. Energy Systems held by it. Cinergy has the indirect power to direct the vote and the indirect power to direct the disposition of the shares of Common Stock of U.S. Energy Systems held by Cinergy Solutions through its indirect interest in Cinergy Solutions. Further, Cinergy indirectly has the power to direct the exercise by Cinergy Energy of the option to exchange its shares of the Class B Common Stock of Zapco for shares of U.S. Energy Systems, Inc. through its direct interest in Cinergy Energy.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6. Is amended to read as follows:

On May 10, 2001, Cinergy Energy Solutions, Inc. invested approximately $11.5 million in USE Acquisition Corp., a subsidiary of U.S. Energy Systems, Inc., immediately before USE Acquisition Corp. effected a merger between itself and Zahren Alternative Power Corporation ("Zapco") with Zapco being the surviving corporation. In consideration of this investment by Cinergy Energy Solutions, Inc., all of the shares of Class B Common Stock of USE Acquisition Corp. were issued to Cinergy Energy Solutions, Inc. Through the merger, the Class B Common Shares of USE Acquisition Corp. were exchanged for the identical number of Class B shares of Zapco. Accordingly, as a result of

-------------------------------                      ---------------------------

                                        13D               Page 7 of 13 Pages
CUSIP No. 902951102
-------------------------------                      ---------------------------


the merger and this investment, Cinergy Energy owns approximately 45.74% of the equity of Zapco and U.S. Energy Systems, Inc. owns approximately 54.26% of the equity of Zapco. Zapco is a developer, owner and operator of landfill gas and cogeneration projects in the United States.

Cinergy Energy made its investment pursuant to a subscription agreement whereby Cinergy Energy agreed to buy from USE Acquisition Corp. immediately prior to the merger all 4,574 shares of USE Acquisition Corp. Class B Common Stock for $11,500,000 in cash. These shares represent 45.74% of USE Acquisition Corp.'s common stock. U.S. Energy Systems, Inc. holds all 5,426 shares of Class A Stock which represents the remaining 54.26% of USE Acquisition Corp.'s common stock. Upon completion of the merger, the Class A and Class B shares of USE Acquisition Corp. were converted into Class A and Class B shares of Zapco, respectively. As a result of this subscription, following the merger, U.S. Energy Systems, Inc. and Cinergy Energy are the sole shareholders of Zapco. The Class A Common Stock and Class B Common Stock are identical except that the Class A Common Stock has superior voting rights with the result that U.S. Energy Systems, Inc. can appoint four of five directors and generally hold 80% of the voting power (with exceptions for, among other things, matters outside of the ordinary course of business). Cinergy Energy received an option exercisable within two years after the merger to convert its Class B Stock into an aggregate of 1,967,000 shares of U.S. Energy Systems, Inc. Common Stock. During the same period U.S. Energy Systems, Inc. is entitled to acquire the Class B Stock from Cinergy Energy for approximately $14,600,000. In either event, U.S. Energy Systems, Inc. would own 100% of Zapco.

Previously, in October 2000, Cinergy Solutions, Inc. invested $3.5 million in U.S. Energy Systems, Inc. in exchange for 583,333 shares of its common stock and a Cinergy Solutions, Inc. executive joined the U.S. Energy Systems, Inc. board.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7. Is amended to add the following exhibits:

         The Joint Filing Statement adding Cinergy Energy as a Reporting Person , Subscription Agreement and amendment to the Subscription agreement are included as Exhibits 99.7, 99.8 and 99.9, respectively, and are hereby incorporated into this Schedule 13D by reference.

                99.7   Joint Filing Statement
                99.8   Subscription Agreement
                99.9 Amendment No. 1 To Subscription Agreement By and Among U.S. Energy Systems, Inc., Use Acquisition Corp. and Cinergy Energy Solutions, Inc.

-------------------------------                      ---------------------------

CUSIP No. 902951102                     13D             Page 8 of 13 Pages
-------------------------------                      ---------------------------


After reasonable inquiry and to the bet of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:  May 14, 2001


                                              CINERGY CORP.


                                              By: /s/ M. Stephen Harkness
                                                  -----------------------
                                              Name: M. Stephen Harkness
                                              Title: Vice President

-------------------------------                      ---------------------------

CUSIP No. 902951102                     13D              Page 9 of 13 Pages
-------------------------------                      ---------------------------


                                   SCHEDULE A
                                   ----------

CINERGY CORP.
-------------

                                                                                 BUSINESS ADDRESS
                                    PRINCIPAL BUSINESS                           (OR RESIDENCE
                                    POSITION WITH                                ADDRESS IF NO
                                    CORPORATION; PRINCIPAL                       BUSINESS ADDRESS
 NAME; CITIZENSHIP                  OCCUPATION, IF DIFFERENT                     AVAILABLE)
 -----------------                  ------------------------                     ----------

Jackson H. Randolph                 Director and Chairman Emeritus               139 East Fourth Street
United States of America            of Cinergy Corp.                             Cincinnati, Ohio  45202

James E. Rogers                     Director and Chairman of the                 139 East Fourth Street
United States of America            Board, President and Chief Executive         Cincinnati, Ohio  45202
                                    Officer of Cinergy Corp.

James K. Baker                      Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            retired Vice Chairman of Arvin               Cincinnati, Ohio  45202
                                    Industries, Inc. (worldwide supplier
                                    of automotive parts)

Michael G. Browning                 Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            Chairman and President of                    Cincinnati, Ohio  45202
                                    Browning Investments, Inc.
                                    (real estate venture firm)

Phillip R. Cox                      Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            President and Chief Executive                Cincinnati, Ohio  45202
                                    Officer of Cox Financial Corporation
                                    (financial and estate planning services)

John A. Hillenbrand II              Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            Chairman, President and Chief                Cincinnati, Ohio  45202
                                    Executive Officer of Glynnadam,
                                    Inc. (personal investment holding
                                    company); Chairman of Able Body
                                    Corporation and Nambe' Mills, Inc.;
                                    Vice Chairman of Pri-Pak, Inc.

George C. Julifs                    Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            President and Chief Executive                Cincinnati, Ohio  45202
                                    Officer of SENCORP (international holding
                                    company with subsidiaries that manufacture
                                    fastening systems and commercialize health
                                    care technologies)

-------------------------------                      ---------------------------

CUSIP No. 902951102                     13D             Page 10 of 13 Pages
-------------------------------                      ---------------------------

                                                                                 BUSINESS ADDRESS
                                    PRINCIPAL BUSINESS                           (OR RESIDENCE
                                    POSITION WITH                                ADDRESS IF NO
                                    CORPORATION; PRINCIPAL                       BUSINESS ADDRESS
NAME; CITIZENSHIP                   OCCUPATION, IF DIFFERENT                     AVAILABLE)
-----------------                   ------------------------                     ----------

Thomas E. Petry                     Director of Cinergy Corp.; retired           139 East Fourth Street
United States of America            Chairman of the Board and Chief              Cincinnati, Ohio  45202
                                    Executive Officer of Eagle-Picher
                                    Industries, Inc. (diversified
                                    manufacturer of industrial and
                                    automotive products)

Mary L. Schapiro                    Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            President of NASD Regulation,                Cincinnati, Ohio  45202
                                    Inc. (independent regulatory
                                    subsidiary of the NASD)

John J. Schiff, Jr.                 Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            Chairman of the Board, President             Cincinnati, Ohio  45202
                                    and Chief Executive Officer of
                                    Cincinnati Financial Corporation
                                    (insurance holding company) and
                                    The Cincinnati Insurance Company

Philip R. Sharp, Ph.D.              Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            Lecturer in Public Policy at                 Cincinnati, Ohio  45202
                                    Harvard University's John F.
                                    School of Government; Chairman
                                    of the Secretary's Electric System
                                    Reliability Task Force

Dudley S. Taft                      Director of Cinergy Corp.;                   139 East Fourth Street
United States of America            President and Chief Executive                Cincinnati, Ohio  45202
                                    Officer of Taft Broadcasting
                                    Company (media investment
                                    company)

Oliver W. Waddell                   Director of Cinergy Corp.; retired           139 East Fourth Street
United States of America            Chairman of the Board of Star                Cincinnati, Ohio  45202
                                    Banc Corporation (now Firstar
                                    Corporation, a bank holding company)


R. Foster Duncan                    ExecutiveVice President and Chief            139 East Fourth Street
United States of America            Financial Officer of Cinergy Corp.           Cincinnati, Ohio  45202

Michael J. Cyrus                    Vice President of Cinergy Corp.              139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

John Bryant                         Vice President of Cinergy Corp.              139 East Fourth Street
United Kingdom                                                                   Cincinnati, Ohio  45202

-------------------------------                      ---------------------------

CUSIP No. 902951102                       13D            Page 11 of 13 Pages
-------------------------------                      ---------------------------

                                                                                 BUSINESS ADDRESS
                                    PRINCIPAL BUSINESS                           (OR RESIDENCE
                                    POSITION WITH                                ADDRESS IF NO
                                    CORPORATION; PRINCIPAL                       BUSINESS ADDRESS
 NAME; CITIZENSHIP                  OCCUPATION, IF DIFFERENT                     AVAILABLE)
 -----------------                  ------------------------                     ----------


William J. Grealis                  Executive Vice President and                 139 East Fourth Street
United States of America            Chief of Staff of Cinergy Corp.              Cincinnati, Ohio  45202

J. Joseph Hale, Jr.                 Vice President of Cinergy Corp.              139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

M. Stephen Harkness                 Vice President of Cinergy Corp.              139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

Donald B. Ingle, Jr.                Vice President of Cinergy Corp.              139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

Julie S. Janson                     Secretary of Cinergy Corp.                   139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

Bernard F. Roberts                  Vice President and Comptroller               139 East Fourth Street
United States of America            of Cinergy Corp.                             Cincinnati, Ohio  45202

Lisa D. Gamblin                     Vice President and Treasurer                 139 East Fourth Street
United States of America            of Cinergy Corp.                             Cincinnati, Ohio  45202

Larry E. Thomas                     Group President of Cinergy Corp.             139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

James L. Turner                     Vice President of Cinergy Corp.              139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

Jerome A. Vennemann                 Vice President, General Counsel              139 East Fourth Street
United States of America            and Assistant Secretary of Cinergy           Cincinnati, Ohio  45202
                                    Corp.



CINERGY SOLUTIONS, INC.
-----------------------

                                                                                 BUSINESS ADDRESS
                                    PRINCIPAL BUSINESS                           (OR RESIDENCE
                                    POSITION WITH                                ADDRESS IF NO
                                    CORPORATION; PRINCIPAL                       BUSINESS ADDRESS
 NAME; CITIZENSHIP                  OCCUPATION, IF DIFFERENT                     AVAILABLE)
 -----------------                  ------------------------                     ----------


James E. Rogers                     Director of Cinergy Solutions, Inc.          139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202


Donald B. Ingle, Jr.                Director and Chief Executive                 139 East Fourth Street
United States of America            Officer of Cinergy Solutions, Inc.;          Cincinnati, Ohio  45202

-------------------------------                      ---------------------------

CUSIP No. 902951102                      13D             Page 12 of 13 Pages
-------------------------------                      ---------------------------


Charles J. Winger                   Director and Vice President of               139 East Fourth Street
United States of America            Cinergy Solutions, Inc.; Vice                Cincinnati, Ohio  45202

Felicia A. Ferguson                 Vice President of Cinergy                    139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

M. Stephen Harkness                 President and Chief Operating                139 East Fourth Street
United States of America            Officer of Cinergy Solutions, Inc.           Cincinnati, Ohio  45202

Charles M. O'Donnell                Vice President of Cinergy                    139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Donna L. Robichaud                  Vice President of Cinergy                    139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Jeremiah J. Sullivan                Vice President of Cinergy                    139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Bernard F. Roberts                  Comptroller of Cinergy                       139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Lisa D. Gamblin                     Treasurer of Cinergy                         139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Jerome A. Vennemann                 Secretary of Cinergy                         139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Douglas C. Taylor                   Assistant Secretary                          139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

Ronald J. Brothers                  Assistant Secretary                          139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202



CINERGY ENERGY SOLUTIONS, INC.
------------------------------

                                                                                 BUSINESS ADDRESS
                                    PRINCIPAL BUSINESS                           (OR RESIDENCE
                                    POSITION WITH                                ADDRESS IF NO
                                    CORPORATION; PRINCIPAL                       BUSINESS ADDRESS
 NAME; CITIZENSHIP                  OCCUPATION, IF DIFFERENT                     AVAILABLE)
 -----------------                  ------------------------                     ----------


James E. Rogers                     Director of Cinergy Solutions, Inc.          139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202


Donald B. Ingle, Jr.                Director and Chief Executive                 139 East Fourth Street
United States of America            Officer of Cinergy Solutions, Inc.;          Cincinnati, Ohio  45202

Charles J. Winger                   Director and Vice President of               139 East Fourth Street
United States of America            Cinergy Solutions, Inc.; Vice                Cincinnati, Ohio  45202

Felicia A. Ferguson                 Vice President of Cinergy                    139 East Fourth Street

-------------------------------                      ---------------------------

CUSIP No. 902951102                       13D           Page 13 of 13 Pages
-------------------------------                      ---------------------------


United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

M. Stephen Harkness                 President and Chief Operating                139 East Fourth Street
United States of America            Officer of Cinergy Solutions, Inc.           Cincinnati, Ohio  45202

Charles M. O'Donnell                Vice President of Cinergy                    139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Donna L. Robichaud                  Vice President of Cinergy                    139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Jeremiah J. Sullivan                Vice President of Cinergy                    139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Bernard F. Roberts                  Comptroller of Cinergy                       139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Lisa D. Gamblin                     Treasurer of Cinergy                         139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Jerome A. Vennemann                 Secretary of Cinergy                         139 East Fourth Street
United States of America            Solutions, Inc.                              Cincinnati, Ohio  45202

Douglas C. Taylor                   Assistant Secretary                          139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202

Ronald J. Brothers                  Assistant Secretary                          139 East Fourth Street
United States of America                                                         Cincinnati, Ohio  45202
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